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                          October 30, 2023

       Shuo Shi
       Chief Executive and Operations Officer
       WiMi Hologram Cloud Inc.
       Room #2002, Building A, Wentley Center
       1st West Dawang Road, Chaoyang District
       Beijing, The People   s Republic of China, 100020

                                                        Re: WiMi Hologram Cloud
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 17, 2023
                                                            File No. 001-39257

       Dear Shuo Shi:

              We have reviewed your October 17, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 18. Financial Statements
       Note 13. Goodwill, page F-50

   1. Please address the following as it relates to your response to prior comment 1:
                                                            Tell us why you
consider Shenzhen Kuxuanyou to be a reporting unit as of December
                                                            31, 2022
considering you disposed of this entity and its subsidiaries in November
                                                            2022.
                                                            Tell us how you
determined the amounts included in the "Percentage of Fair Value
                                                            Exceeds Carrying
Value" column and provide the calculations that support such amounts.
                                                            Tell us whether you
performed a quantitative analysis of the difference between the fair value as
determined in your goodwill evaluation and the company's market
 Shuo Shi
WiMi Hologram Cloud Inc.
October 30, 2023
Page 2
              capitalization at December 31, 2022. If so, provide us such analysis.
                To the extent you considered only qualitative factors to support your goodwill evaluation as your response implies, provide a more comprehensive discussion of how you considered the factors noted in your response (i.e. macroeconomic, social environment, stock price volatility, emerging industry status, etc.) in reconciling the significant difference between the company's market capitalization, which you note is
              USD$57 million and the USD$192 million fair value of your six reporting units at
              December 31, 2022.
2. You state on page 90 that you use the income approach supplemented by the market approach when testing for goodwill impairment. However, your disclosure on page F-51 refers only to the use of the income approach. Please tell us whether you use both the income and market approaches in evaluating goodwill for impairment. If so, tell us the relative weighting used for each approach and how you determined such weighting was appropriate. Also, explain further your use of the market approach, if applicable, considering you state in your response there is no particular representative company in the industry to which investors may compare the company. In addition, provide us with the quantified assumptions (i.e. discount rates, terminal value, growth rates, projected revenue, control premiums, peer companies, etc.) used in determining the fair value for both Shenzhen Yidian and Shenzhen Yitian, and explain how changes in key assumptions could impact your fair value determination.
       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameShuo Shi                                     Sincerely,
Comapany NameWiMi Hologram Cloud Inc.
                                                               Division of
Corporation Finance
October 30, 2023 Page 2                                        Office of
Technology
FirstName LastName